Subject to Completion and Modification

     SLM FUNDING LLC HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND THE OTHER DOCUMENTS SLM FUNDING LLC HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT SLM FUNDING LLC AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, SLM FUNDING LLC, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING 1-800-321-7179.

Term Sheet

$2,511,522,000

SLM Student Loan Trust 2006-1

Issuing Entity

SLM Funding LLC

Depositor

Sallie Mae, Inc.

Sponsor, Servicer and Administrator

Student Loan-Backed Notes, Series 2006-1

On January 26, 2006, the trust will issue:

Class	Principal	Interest Rate	Maturity

Floating Rate Class A-1 Notes	$711,000,000	3-month LIBOR minus %	January 25, 2012
Floating Rate Class A-2 Notes	$768,000,000	3-month LIBOR plus %	January 26, 2015
Floating Rate Class A-3 Notes	$395,000,000	3-month LIBOR plus %	October 25, 2016
Floating Rate Class A-4 Notes	$412,000,000	3-month LIBOR plus %	July 25, 2019
Floating Rate Class A-5 Notes	$150,176,000	3-month LIBOR plus %	July 26, 2021
Floating Rate Class B Notes	$75,346,000	3-month LIBOR plus %	January 25, 2027

The trust will make payments quarterly, beginning on April 25, 2006, primarily from collections on a pool of FFELP student loans. Interest and principal will be paid to the applicable noteholders quarterly on the 25th day of each January, April, July and October, beginning April 25, 2006. In general, the trust will pay principal first to the class A-1 notes until paid in full, second to the class A-2 notes until paid in full, third to the class A-3 notes until paid in full, fourth to the class A-4 notes until paid in full, fifth to the class A-5 notes until paid in full, and sixth to the class B notes until paid in full. Interest on the class B notes will be subordinate to interest on the class A notes and principal on the class B notes will be subordinate to both principal and interest on the class A notes. Credit enhancement for the notes consists of excess interest on the trust student loans, subordination of the class B notes to the class A notes, the reserve account and, through the distribution date in January 2007, the capitalized interest account. The interest rate on the notes is determined by reference to LIBOR. A description of how LIBOR is determined appears in the base prospectus under “Additional Information Regarding the Securities— Determination of Indices— LIBOR.”

We are offering the notes through the underwriters when and if issued. Application has been made for the notes to be listed on the Official List of the Luxembourg Stock Exchange and to be traded on the Luxembourg Stock Exchange’s Euro MTF Market.

We are not offering the notes in any state or other jurisdiction where the offer is prohibited.

The notes are asset-backed securities issued by and are obligations of the issuing entity, which is a trust. They are not obligations of or interests in SLM Corporation, the sponsor, the administrator, the servicer, the depositor, any seller or any of their affiliates.

The notes are not guaranteed or insured by the United States or any governmental agency.

This term sheet constitutes a “free-writing prospectus” within the meaning of Rule 405 under the Securities Act of 1933, as amended.

Joint Book-Runners

Citigroup	Goldman, Sachs & Co.

Co-Managers

Deutsche Bank Securities	JPMorgan
Merrill Lynch & Co.	RBS Greenwich Capital

January 17, 2006

The Information in this Term Sheet
The information contained herein refers to and supplements certain of the information contained in the Free-Writing Prospectus, dated January 13, 2006 (the “initial free-writing prospectus”). Capitalized terms not defined herein shall have the meanings ascribed to such terms in the initial free-writing prospectus.
The Notes
The trust is offering the following classes of notes, which are debt obligations of the trust:
Class A Notes:
•	Floating Rate Class A-1 Student Loan-Backed Notes in the amount of $711,000,000;

•	Floating Rate Class A-2 Student Loan-Backed Notes in the amount of $768,000,000;

•	Floating Rate Class A-3 Student Loan-Backed Notes in the amount of $395,000,000;

•	Floating Rate Class A-4 Student Loan-Backed Notes in the amount of $412,000,000; and

•	Floating Rate Class A-5 Student Loan-Backed Notes in the amount of $150,176,000.
Class B Notes:
•	Floating Rate Class B Student Loan-Backed Notes in the amount of $75,346,000.
Closing Date. The closing date for this offering will be January 26, 2006.
Interest Rates. The spreads to LIBOR will be set at the time of pricing.
Pricing Date. On or after January 19, 2006.
Initial Accrual Period: The first accrual period for the notes will consist of 89 days.

Maturity Dates. Each class of notes will mature no later than the date set forth for that class in the table below:

Class	Maturity Date
Class A-1	January 25, 2012
Class A-2	January 26, 2015
Class A-3	October 25, 2016
Class A-4	July 25, 2019
Class A-5	July 26, 2021
Class B	January 25, 2027
Identification Numbers
The notes will have the following CUSIP Numbers and ISIN:
CUSIP Numbers
•	Class A-1 Notes: 78442G RK 4

•	Class A-2 Notes: 78442G RL 2

•	Class A-3 Notes: 78442G RM 0

•	Class A-4 Notes: 78442G RN 8

•	Class A-5 Notes: 78442G RP 3

•	Class B Notes: 78442G RQ 1
International Securities Identification Numbers (ISIN)
•	Class A-1 Notes: US78442GRK49

•	Class A-2 Notes: US78442GRL22

•	Class A-3 Notes: US78442GRM05

•	Class A-4 Notes: US78442GRN87

•	Class A-5 Notes: US78442GRP36

•	Class B Notes: US78442GRQ19
The European Common Codes will be set forth in the prospectus supplement for these notes.

Information About the Student Loans
Supplemental Purchase Period. The supplemental purchase period will end on February 9, 2006.
Capitalization of the Trust

Floating Rate Class A-1 Student Loan-Backed Notes	$711,000,000
Floating Rate Class A-2 Student Loan-Backed Notes	768,000,000
Floating Rate Class A-3 Student Loan-Backed Notes	395,000,000
Floating Rate Class A-4 Student Loan-Backed Notes	412,000,000
Floating Rate Class A-5 Student Loan-Backed Notes	150,176,000
Floating Rate Class B Student Loan-Backed Notes	75,346,000
Equity	100

Total	$2,511,522,100

Information About the Trust
Collection Account Initial Deposit. On the closing date, the trust will make an initial deposit from the net proceeds of the sale of the notes into the collection account in cash or eligible investments equal to approximately $8,500,000 plus the excess, if any, of the pool balance as of the statistical cutoff date over the pool balance as of the closing date, to the extent such excess amount is not deposited into the supplemental purchase account.
Reserve Account Initial Deposit. On the closing date, the trust will make an initial deposit from the net proceeds of the sale of the notes into the reserve account in cash or eligible investments equal to approximately $6,255,665.
Specified Reserve Account Balance. The Specified Reserve Account Balance for any distribution date will be equal to the greater of:
•	0.25% of the pool balance at the end of the related collection period; and

•	$2,502,266.
Capitalized Interest Account. On the closing date, the trust will make an initial deposit from the net proceeds of the sale of the notes into the capitalized interest account. This deposit will be in cash or eligible investments equal to $3,000,000. Amounts on deposit in the capitalized interest account will not be replenished and will be used for the purposes set forth in “Description of the Notes—Accounts—The Capitalized Interest Account” in the initial free-writing prospectus. All funds remaining on deposit in the capitalized interest account on the January 2007 distribution date will be transferred to the collection account and included as available funds on that distribution date.
Initial Over-issuance
The pool balance as of the statistical cutoff date is approximately 99.75% of the aggregate principal balance of the notes minus the initial balance of the capitalized interest account.

Use of Proceeds
The trust will use the net proceeds from the sale of the notes to make the initial deposits to the collection account, the capitalized interest account, the supplemental purchase account and the reserve account and to purchase the initial trust student loans from the depositor on the closing date under the initial sale agreement.
The depositor will then use the proceeds paid to the depositor by the trust to pay to the sellers the respective purchase prices due to those sellers for the initial trust student loans purchased by the depositor.
Expenses incurred to establish the trust and issue the notes (other than fees that are due to the underwriters) are payable by the depositor. Expenses to be paid by the depositor are estimated to be $1,214,828.
Static Pools
Information concerning the static pool data of previous FFELP loan securitizations of the sponsor will be available on the sponsor’s website at http://www2.salliemae.com/SEC_investors/pdf/regab_noncons20060111.pdf. This webpage presents the static pool data of the sponsor’s previous securitizations involving similar assets in the form of published charts. The information presented with respect to pools that were established prior to January 1, 2006 is not to be deemed a part of the free-writing prospectus, this term sheet, the prospectus supplement, the base prospectus or the related registration statement. We caution you that this pool of trust student loans may not perform in a similar manner to student loans in other trusts.
Prepayments, Extensions, Weighted Average Lives and Expected Maturities of the Notes
Exhibit I attached hereto, “Prepayments, Extensions, Weighted Average Lives and Expected Maturities of the Notes”, shows, for each class of notes, the weighted average lives, expected maturities and percentages of the original principal amount remaining at certain distribution dates based on various assumptions.

Underwriting
The notes listed below are offered severally by the underwriters, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the notes will be ready for delivery in book-entry form only through the facilities of DTC, Clearstream, Luxembourg and Euroclear, as applicable, on or about January 26, 2006 against payment in immediately available funds.
Subject to the terms and conditions in the underwriting agreement to be dated on or about January 19, 2006, the depositor has agreed to cause the trust to sell to each of the underwriters named below, and each of the underwriters has severally agreed to purchase, the principal amounts of the notes shown opposite its name:

	Class A-1	Class A-2	Class A-3
Underwriter	Notes	Notes	Notes
Citigroup Global Markets Inc.	$118,500,000	$128,000,000	$65,834,000
Goldman, Sachs & Co.	118,500,000	128,000,000	65,834,000
Deutsche Bank Securities Inc.	118,500,000	128,000,000	65,833,000
Greenwich Capital Markets, Inc.	118,500,000	128,000,000	65,833,000
J.P. Morgan Securities Inc.	118,500,000	128,000,000	65,833,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	118,500,000	128,000,000	65,833,000

Total	$711,000,000	$768,000,000	$395,000,000

	Class A-4	Class A-5	Class B
Underwriter	Notes	Notes	Notes
Citigroup Global Markets Inc.	$68,668,000	$25,030,000	$12,559,000
Goldman, Sachs & Co.	68,668,000	25,030,000	12,559,000
Deutsche Bank Securities Inc.	68,666,000	25,029,000	12,557,000
Greenwich Capital Markets, Inc.	68,666,000	25,029,000	12,557,000
J.P. Morgan Securities Inc.	68,666,000	25,029,000	12,557,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	68,666,000	25,029,000	12,557,000

Total	$412,000,000	$150,176,000	$75,346,000

The underwriters have agreed, subject to the terms and conditions of the underwriting agreement, to purchase all of the notes listed above if any of the notes are purchased. The offering prices, underwriter discounts and dealer concessions and reallowances will be set forth in the prospectus supplement.
The depositor and SLM ECFC have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
The notes are new issues of securities with no established trading market. The seller has been advised by the underwriters that the underwriters intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.
In the ordinary course of their business, the underwriters and certain of their affiliates have in the past, and may in the future, engage in commercial and investment banking activities with the sellers, the depositor and their respective affiliates.
The trust may, from time to time, invest the funds in the trust accounts in eligible investments acquired from the underwriters.
During and after the offering, the underwriters may engage in transactions, including open market purchases and sales, to stabilize the prices of the notes.

The underwriters, for example, may over-allot the notes for the account of the underwriting syndicate to create a syndicate short position by accepting orders for more notes than are to be sold.
In addition, the underwriters may impose a penalty bid on the broker-dealers who sell the notes. This means that if an underwriter purchases notes in the open market to reduce a broker-dealer’s short position or to stabilize the prices of the notes, it may reclaim the selling concession from the broker-dealers who sold those notes as part of the offering.
In general, over-allotment transactions and open market purchases of the notes for the purpose of stabilization or to reduce a short position could cause the price of a note to be higher than it might be in the absence of those transactions.
Each underwriter has represented and agreed that:
•	it has not offered or sold and will not offer or sell any notes to persons in the United Kingdom prior to the expiration of the period of six months from the issue date of the notes except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments, as principal or agent, for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, as amended (the “POS Regs”);

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity, within the meaning of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”), received by it in connection with the issue or sale of any notes in circumstances in which section 21(1) of the FSMA does not apply to the issuer; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.
No action has been or will be taken by the depositor or the underwriters that would permit a public offering of the notes in any country or jurisdiction other than in the United States, where action for that purpose is required. Accordingly, the notes may not be offered or sold, directly or indirectly, and neither the initial free-writing prospectus and the base prospectus attached as Appendix I thereto (collectively, the “pre-pricing disclosure package”), nor any circular, prospectus, form of application, advertisement or other material may be distributed in or from or published in any country or jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations. Persons into whose hands all or any part of the pre-pricing disclosure package comes are required by the depositor and the underwriters to comply with all applicable laws and regulations in each country or jurisdiction in which they purchase, sell or deliver notes or have in their possession or distribute the pre-pricing disclosure package, in all cases at their own expense.
The depositor has not authorized any offer of the notes to the public in the United Kingdom within the meaning of the POS Regs and the FSMA. The notes may not lawfully be offered or sold to persons in the United Kingdom except in circumstances which do not result in an offer to the public in the United Kingdom within the meaning of these regulations or otherwise in compliance with all applicable provisions of these regulations and the FSMA.

EXHIBIT I
Prepayments, Extensions, Weighted Average Lives and Expected Maturities of the Notes

EXHIBIT I
PREPAYMENTS, EXTENSIONS, WEIGHTED AVERAGE LIVES AND EXPECTED MATURITIES OF THE NOTES
     Prepayments on pools of student loans can be calculated based on a variety of prepayment models. The model used to calculate prepayments in this term sheet is based on prepayments assumed to occur at a constant prepayment rate (“CPR”). CPR is stated as an annualized rate and is calculated as the percentage of the loan amount outstanding at the beginning of a period (including accrued interest to be capitalized), after applying scheduled payments, that prepays during that period. The CPR model assumes that student loans will prepay in each month according to the following formula:
Monthly Prepayments = (Balance (including accrued interest to be capitalized)
after scheduled payments) x (1-(1-CPR) 1/12)
Accordingly, monthly prepayments, assuming a $1,000 balance after scheduled payments, would be as follows for various levels of CPR:

CPR	0%	6%	12%	18%	24%
Monthly Prepayment	$0.00	$5.14	$10.60	$16.40	$22.61
     The CPR model does not purport to describe historical prepayment experience or to predict the prepayment rate of any actual student loan pool. The student loans will not prepay at any constant level of CPR, nor will all of the student loans prepay at the same rate. You must make an independent decision regarding the appropriate principal prepayment scenarios to use in making any investment decision.
     The tables below show the weighted average remaining lives, expected maturity dates and percentages of original principal remaining of the notes at certain distribution dates under various CPR scenarios.
     For purposes of calculating the information presented in the tables, it is assumed, among other things, that:
•	the cutoff date for the trust student loans is as of December 27, 2005;

•	the closing date will be January 26, 2006;

•	all trust student loans (as grouped within the “rep lines” described below) remain in their current status until their status end date and then move to repayment, with the exception of in-school status loans which are assumed to have a 6-month grace period before moving to repayment, and no trust student loan moves from repayment to any other status;

•	the trust student loans that are (i) non-subsidized Stafford loans not in repayment status, (ii) subsidized Stafford loans in forbearance status, or (iii) SLS or PLUS loans, have interest accrued and capitalized upon entering repayment;

•	the trust student loans that are subsidized Stafford loans and are in-school, grace or deferment status, have interest paid (interest subsidy payments) by the Department of Education quarterly, based on a quarterly calendar accrual period;

•	there are government payment delays of 60 days for interest subsidy and special allowance payments;

•	no delinquencies or defaults occur on any of the trust student loans, no repurchases for breaches of representations, warranties or covenants occur, and all borrower payments are collected in full;

•	index levels for calculation of borrower and government payments are:
•	91-day Treasury bill rate of 3.97%; and

•	three-month commercial paper rate of 4.43%;
•	all funds deposited into the supplemental purchase account will be transferred to the collection account at the end of the supplemental purchase period;

•	quarterly distributions begin on April 25, 2006, and payments are made quarterly on the 25th day of every January, April, July and October thereafter, whether or not the 25th is a business day;

•	the interest rate for each class of outstanding notes at all times will be equal to:
•	Class A-1 notes: 4.49%;

•	Class A-2 notes: 4.53%;

•	Class A-3 notes: 4.57%;

•	Class A-4 notes: 4.63%;

•	Class A-5 notes: 4.65%; and

•	Class B notes: 4.79%;
•	an administration fee equal to $20,000 is paid quarterly by the trust to the administrator;

•	a servicing fee equal to 1/12th of the then outstanding principal amount of the trust student loans as of the preceding calendar month times 0.90% is paid monthly by the trust to the servicer, beginning in February 2006;

•	the reserve account has an initial balance equal to $6,255,665 and at all times a balance equal to the greater of (1) 0.25% of the applicable Pool Balance and (2) $2,502,266;

•	the collection account has an initial balance equal to $0;

•	the capitalized interest account has an initial balance equal to $3,000,000;

•	all payments are assumed to be made at the end of the month and amounts on deposit in the collection account, reserve account and capitalized interest account, including reinvestment income earned in the previous month, net of servicing fees, are reinvested in eligible investments at the assumed reinvestment rate of 4.42% per annum through the end of the collection period and, reinvestment earnings are available for distribution from the prior collection period;
•	an optional redemption by the servicer occurs on the distribution date immediately following the collection period during which the pool balance falls below 10% of the initial pool balance; and

•	the pool of trust student loans were grouped into 3,678 representative loans (“rep lines”), which have been created, for modeling purposes, from individual trust student loans based on combinations of similar individual student loan characteristics, which include, but are not limited to, loan status, interest rate, loan type, index, margin, rate cap and remaining term.
     The tables below have been prepared based on the assumptions described above (including the assumptions regarding the characteristics and performance of the rep lines, which will differ from the characteristics and performance of the actual pool of trust student loans) and should be read in conjunction therewith. In addition, the diverse characteristics, remaining terms and ages of the trust student loans could produce slower or faster principal payments than implied by the information in these tables, even if the dispersions of weighted average characteristics, remaining terms and ages of the trust student loans are the same as the assumed characteristics, remaining terms and ages.

WEIGHTED AVERAGE LIVES AND EXPECTED MATURITY DATES
OF THE NOTES AT VARIOUS CPRs(1)

	Weighted Average Life (years)(2)
Class	0%	6%	12%	18%	24%
Class A-1 Notes	2.34	1.43	1.00	0.76	0.61
Class A-2 Notes	5.53	4.02	3.00	2.32	1.87
Class A-3 Notes	7.66	6.27	5.00	4.01	3.26
Class A-4 Notes	9.27	8.15	7.00	5.88	4.93
Class A-5 Notes	10.25	9.25	8.25	7.00	6.00
Class B Notes	10.25	9.25	8.25	7.00	6.00

Class	Expected Maturity Date
Class A-1 Notes	January 2010	October 2008	January 2008	July 2007	April 2007
Class A-2 Notes	January 2013	July 2011	April 2010	April 2009	October 2008
Class A-3 Notes	July 2014	April 2013	October 2011	October 2010	January 2010
Class A-4 Notes	April 2016	April 2015	April 2014	January 2013	January 2012
Class A-5 Notes	April 2016	April 2015	April 2014	January 2013	January 2012
Class B Notes	April 2016	April 2015	April 2014	January 2013	January 2012

(1)	Assuming for purposes of this table that, among other things, the optional redemption by the servicer occurs on the distribution date immediately following the collection period during which the pool balance falls below 10% of the initial pool balance.

(2)	The weighted average life of the notes (assuming a 360-day year consisting of twelve 30-day months) is determined by: (1) multiplying the amount of each principal payment on the applicable class of notes by the number of years from the closing date to the related distribution date, (2) adding the results, and (3) dividing that sum by the aggregate principal amount of the applicable class of notes as of the closing date.

CLASS A-1 NOTES
PERCENTAGES OF ORIGINAL PRINCIPAL OF THE NOTES REMAINING AT CERTAIN
DISTRIBUTION DATES AT VARIOUS CPRs(1)

Distribution Dates	0%	6%	12%	18%	24%
Closing Date	100%	100%	100%	100%	100%
January 2007	83	63	43	22	2
January 2008	59	23	0	0	0
January 2009	29	0	0	0	0
January 2010	0	0	0	0	0
January 2011	0	0	0	0	0
January 2012	0	0	0	0	0
January 2013	0	0	0	0	0
January 2014	0	0	0	0	0
January 2015	0	0	0	0	0
January 2016	0	0	0	0	0
January 2017	0	0	0	0	0

(1)	Assuming for purposes of this table that, among other things, the optional redemption by the servicer occurs on the distribution date immediately following the collection period during which the pool balance falls below 10% of the initial pool balance.
CLASS A-2 NOTES
PERCENTAGES OF ORIGINAL PRINCIPAL OF THE NOTES REMAINING AT CERTAIN
DISTRIBUTION DATES AT VARIOUS CPRs(1)

Distribution Dates	0%	6%	12%	18%	24%
Closing Date	100%	100%	100%	100%	100%
January 2007	100	100	100	100	100
January 2008	100	100	89	59	32
January 2009	100	82	43	9	0
January 2010	97	46	4	0	0
January 2011	64	11	0	0	0
January 2012	30	0	0	0	0
January 2013	0	0	0	0	0
January 2014	0	0	0	0	0
January 2015	0	0	0	0	0
January 2016	0	0	0	0	0
January 2017	0	0	0	0	0

(1)	Assuming for purposes of this table that, among other things, the optional redemption by the servicer occurs on the distribution date immediately following the collection period during which the pool balance falls below 10% of the initial pool balance.

CLASS A-3 NOTES
PERCENTAGES OF ORIGINAL PRINCIPAL OF THE NOTES REMAINING AT CERTAIN
DISTRIBUTION DATES AT VARIOUS CPRs(1)

Distribution Dates	0%	6%	12%	18%	24%
Closing Date	100%	100%	100%	100%	100%
January 2007	100	100	100	100	100
January 2008	100	100	100	100	100
January 2009	100	100	100	100	60
January 2010	100	100	100	41	0
January 2011	100	100	42	0	0
January 2012	100	58	0	0	0
January 2013	88	0	0	0	0
January 2014	18	0	0	0	0
January 2015	0	0	0	0	0
January 2016	0	0	0	0	0
January 2017	0	0	0	0	0

(1)	Assuming for purposes of this table that, among other things, the optional redemption by the servicer occurs on the distribution date immediately following the collection period during which the pool balance falls below 10% of the initial pool balance.
CLASS A-4 NOTES
PERCENTAGES OF ORIGINAL PRINCIPAL OF THE NOTES REMAINING AT CERTAIN
DISTRIBUTION DATES AT VARIOUS CPRs(1)

Distribution Dates	0%	6%	12%	18%	24%
Closing Date	100%	100%	100%	100%	100%
January 2007	100	100	100	100	100
January 2008	100	100	100	100	100
January 2009	100	100	100	100	100
January 2010	100	100	100	100	88
January 2011	100	100	100	82	39
January 2012	100	100	87	38	0
January 2013	100	100	43	0	0
January 2014	100	50	7	0	0
January 2015	52	6	0	0	0
January 2016	13	0	0	0	0
January 2017	0	0	0	0	0

(1)	Assuming for purposes of this table that, among other things, the optional redemption by the servicer occurs on the distribution date immediately following the collection period during which the pool balance falls below 10% of the initial pool balance.

CLASS A-5 NOTES
PERCENTAGES OF ORIGINAL PRINCIPAL OF THE NOTES REMAINING AT CERTAIN
DISTRIBUTION DATES AT VARIOUS CPRs(1)

Distribution Dates	0%	6%	12%	18%	24%
Closing Date	100%	100%	100%	100%	100%
January 2007	100	100	100	100	100
January 2008	100	100	100	100	100
January 2009	100	100	100	100	100
January 2010	100	100	100	100	100
January 2011	100	100	100	100	100
January 2012	100	100	100	100	0
January 2013	100	100	100	0	0
January 2014	100	100	100	0	0
January 2015	100	100	0	0	0
January 2016	100	0	0	0	0
January 2017	0	0	0	0	0

(1)	Assuming for purposes of this table that, among other things, the optional redemption by the servicer occurs on the distribution date immediately following the collection period during which the pool balance falls below 10% of the initial pool balance.
CLASS B NOTES
PERCENTAGES OF ORIGINAL PRINCIPAL OF THE NOTES REMAINING AT CERTAIN
DISTRIBUTION DATES AT VARIOUS CPRs(1)

Distribution Dates	0%	6%	12%	18%	24%
Closing Date	100%	100%	100%	100%	100%
January 2007	100	100	100	100	100
January 2008	100	100	100	100	100
January 2009	100	100	100	100	100
January 2010	100	100	100	100	100
January 2011	100	100	100	100	100
January 2012	100	100	100	100	0
January 2013	100	100	100	0	0
January 2014	100	100	100	0	0
January 2015	100	100	0	0	0
January 2016	100	0	0	0	0
January 2017	0	0	0	0	0

(1)	Assuming for purposes of this table that, among other things, the optional redemption by the servicer occurs on the distribution date immediately following the collection period during which the pool balance falls below 10% of the initial pool balance.

$2,511,522,000

SLM Student Loan Trust 2006-1

Issuing Entity

$711,000,000	Floating Rate Class A-1 Student Loan-Backed Notes
$768,000,000	Floating Rate Class A-2 Student Loan-Backed Notes
$395,000,000	Floating Rate Class A-3 Student Loan-Backed Notes
$412,000,000	Floating Rate Class A-4 Student Loan-Backed Notes
$150,176,000	Floating Rate Class A-5 Student Loan-Backed Notes
$75,346,000	Floating Rate Class B Student Loan-Backed Notes

SLM Funding LLC

Depositor

Sallie Mae, Inc.

Sponsor, Servicer and Administrator

Joint Book-Runners

Citigroup
Goldman, Sachs & Co.

Co-Managers

Deutsche Bank Securities
JPMorgan
Merrill Lynch & Co.
RBS Greenwich Capital

January 17, 2006